VF 3-10-04

U.S. SECU ... ISSION

Att 3/8/2004

04004698

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| **ANNUAL AUDITED REPORT**<br>**FORM X-17A-5**<br>**PART III** |

**Information Requireu ... alers**
**Pursuant to Section 17 of the Securities Excnauge Act of 1934**
**and Rule 17a-5 Thereunder**

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| SEC FILE NO<br>8-52689 |

**REPORT FOR THE PERIOD BEGINNING** 1/1/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

**Knight Execution Partners LLC**

RECD S.E.C.
FEB 2 7 2004
535

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| Official Use Only |
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| FIRM ID. NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:**
**(Do not use P.O. Box No.)**

111 West Jackson
10th Floor
(No. and Street)

| Chicago | IL | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

Charles Mogilevsky — (Area Code -- Telephone No.) 952-249-5500

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***
***(Name – if individual, state last, first, middle name)***

**PricewaterhouseCoopers LLP**

| One North Wacker Drive | Chicago | 60606 |
|---|---|---|
| (ADDRESS) Number and Street<br>State IL | City | Zip Code |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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PROCESSED
MAR 11 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

**I, Charles Mogilevsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Knight Execution Partners LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.**

Charles Mogilevsky
Chief Financial Officer

Notary Public

BONITA SARAZIN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

**This report ** contains (check all applicable boxes):**

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|---|---|---|
| X | (a) | **Facing Page** |
| X | (b) | **Statement of Financial Condition** |
| | (c) | **Statement of Income** |
| | (d) | **Statement of Cash Flows** |
| | (e) | **Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital** |
| | (f) | **Statement of Changes in Liabilities Subordinated to Claims of Creditors** |
| | (g) | ***Computation of Net Capital*** |
| | (h) | **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3** |
| | (i) | **Information Relating to the Possession or Control Requirements Under Rule 15c3-3** |
| | (j) | **A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3** |
| | | **Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act** |
| | (k) | **A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation** |
| X | (l) | **An Oath or Affirmation** |
| | (m) | **A Copy of the SIPC Supplemental Report** |
| | (n) | **A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit** |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

# Knight Execution Partners LLC

**Statement of Financial Condition**

**December 31, 2003**

**(Available for Public Inspection)**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

**Report of Independent Auditors**

To the Member of
Knight Execution Partners LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Execution Partners LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2004

## Knight Execution Partners LLC
### Statement of Financial Condition
### December 31, 2003

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|---|---|
| **Assets** | |
| Cash | $ 8,360,537 |
| Securities owned, at market value | 673,070 |
| Receivables: | |
| Order flow and execution | 3,933,487 |
| Clearing organization and broker-dealers | 104,592 |
| Due from affiliates | 259,779 |
| Fixed assets, at cost (net of accumulated depreciation of $277,009) | 826,186 |
| Other assets | 145,456 |
| Total assets | $ 14,303,107 |
| **Liabilities and Member's Equity** | |
| Accrued compensation | $ 3,668,151 |
| Payable for order flow and execution | 1,218,866 |
| Accounts payable, accrued expenses and other liabilities | 1,503,711 |
| Due to affiliate | 301,136 |
| Total liabilities | 6,691,864 |
| Member's equity | 7,611,243 |
| Total liabilities and member's equity | $ 14,303,107 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Description of the Business

Knight Execution Partners LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and a member of the Options Clearing Corporation. The Company functions in an agency capacity as an order routing and execution firm on the Chicago Board Options Exchange, American Stock Exchange, Philadelphia Stock Exchange, Pacific Stock Exchange and the International Securities Exchange.

The Company's sole member is KFP Holdings I LLC (the "Parent"), whose ultimate parent is Knight Trading Group, Inc. ("KTG").

## 2. Significant Accounting Policies

**Operating Activities**
Execution commissions, order flow rebate revenue and related expenses, including clearance fees, are recorded on a trade date basis.

Order flow rebate revenue represents payments received from specialists on exchanges for order flow directed to their posts. Payments for order flow represent payments to other broker-dealers or institutions for directing their order executions to the Company.

**Estimated Fair Value of Financial Instruments**
Management estimates that the aggregate fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued liabilities) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

**Use of Estimates**
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

**Depreciation**
Fixed assets, consisting primarily of computer equipment and software, are being depreciated on a straight-line basis over the estimated useful life of three years.

## 3. Related Parties

In the ordinary course of business, the Company directs order executions ("order flow") to an affiliate's specialist posts on various options exchanges. Also, in the ordinary course of business, the Company receives commission revenue for trades executed for affiliates.

The Company pays certain space costs and operating expenses on behalf of three affiliates and is reimbursed for such payments. Management fees are charged to the Company by KTG based on direct usage, headcount or percentage of net capital, depending on the expense.

**4. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk**

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis and is therefore exempt from Rule 15c3-3. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

In conjunction with the clearing broker, the Company seeks to monitor the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines which are monitored on a daily basis.

The Company may enter into transactions in derivative financial instruments (primarily exchange traded and index options) in order to facilitate customers' trading activities.

**5. Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2003, the Company had net capital of $4,481,093, which was $4,034,969 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1.

**6. Employee Benefit Plans**

An affiliate of the Company sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all of the Company's employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. KTG has the right to fully vest employees in their option grants and awards upon retirement.

KTG applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans.

## 7. Income Taxes

The Company is treated as a disregarded entity for tax purposes. In accordance with KTG's tax sharing agreement with the Company, KTG allocates to the Company its share of income tax benefit based on the Company's proportionate contribution to KTG's consolidated net income or loss.

The results of the Company's operations are included in KTG's consolidated U.S. Federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2003 of $47,038, which is included in other assets on the Company's statement of financial condition, is attributable to the difference in the book and tax basis of the Company's employee compensation.